Algonquin Power & Utilities Corp. Provides Corporate Update at Its 2019 Investor Day

OAKVILLE, ON, December 3, 2019 - Algonquin Power & Utilities Corp. ("APUC" or "the Company") (TSX/NYSE: AQN) hosted its tenth annual Analyst and Investor Day event today in Toronto. During the event, APUC’s executive team provided an update on its corporate strategy, a business overview including project updates, and a review of its financial position.

"2019 has been a year of significant achievement as we completed and announced transactions totaling approximately $1.5 billion of investments in our regulated services business,” said Ian Robertson, Chief Executive Officer of APUC. “We have increased our total capital plan for the next five years to $9.2 billion, including $6.7 billion within our diversified regulated services platform. Our organization is also well positioned to capitalize on global growth in renewable energy and believe that this growth is consistent with our long term commitment to sustainability.”

In conjunction with the Analyst and Investor Day, the Company updated its five year forecasted Adjusted Net Earnings per share compound annual growth rate, which remains in the range of 9 to 11%. APUC also updated its long term growth program with identified investment opportunities totaling $9.2 billion through 2024, an increase from its $7.5 billion capital program for the five-year period ended 2023 as announced last year. The updated capital plan includes $6.7 billion in the regulated services business, with $5.6 billion in customer driven organic investments focused on enhancing quality of service for customers as well as its Greening the Fleet initiatives. In addition, APUC’s diversified renewable energy business is well positioned with a $2.5 billion capital growth program and over 1,400 MW in the development pipeline.

APUC is hosting an encore presentation of its Analyst and Investor Day event in New York City on December 6, 2019. Presentation materials will be available on the website at www.algonquinpower.com.
A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.
All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 801,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction.  APUC delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC’s common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of applicable securities laws in the United States, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to statements regarding: the expected performance of APUC, capital expenditure plans, investment opportunities and development projects. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they rely upon assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim Management’s Discussion and Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The term "Adjusted Net Earnings per share" is not a recognized measure under U.S. GAAP. There is no standardized measure of "Adjusted Net Earnings per share" and, consequently, APUC's method of calculating this measure may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation of "Adjusted Net Earnings per share" to the nearest U.S. GAAP measure can be found in APUC’s Management's Discussion & Analysis for the year ended December 31, 2018 and for the period ended September 30, 2019.
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying businesses of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.